Filed Pursuant to Rule 433

Registration No.: 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due March 20, 2009

Issuer:	Lehman Brothers Holdings Inc.
Ratings(1):	A1/A+/A+
Principal Amount:	$300,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	February 20, 2008 (T+1)
Maturity Date:	March 20, 2009
Coupon:

4.75188% per annum fixed from Settlement Date to but excluding April 14, 2008; thereafter 3-month LIBOR (Reuters Screen LIBOR01) plus 0.40% per annum, provided that the final interest period commencing on January 14, 2009 shall be determined by reference to 2-month LIBOR plus 0.40% per annum (Reuters Screen LIBOR01 page)

Interest Payment Dates:	April 14, 2008, July 14, 2008, October 14, 2008, January 14, 2009 and Maturity Date
Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period
Day Count	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP/ISIN:	5252M0DY0 / US5252M0DY09
Denominations:	$1,000/$1,000
U.S. Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement dated May 30, 2006 filed with the SEC by Lehman Brothers Holdings Inc. In addition, pursuant to the rules governing variable rate debt instruments, the Notes will be treated as issued with original issue discount (“OID”). For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus dated May 30, 2006 filed with the SEC by Lehman Brothers Holdings Inc.

Underwriters:	Lehman Brothers 98% (bookrunner) DZ Financial Markets (1%) Harris Nesbitt (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

(1) A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.